Table of Contents

EXHIBIT 8.1 SUBSIDIARIES OF BRASIL TELECOM S.A.

Subsidiaries of Brasil Telecom Participações S.A.

Name of Subsidiary	Jurisdiction of Incorporation
Nova Tarrafa Inc.	Cayman

Nova Tarrafa Participações Ltda.	Brazil

Brasil Telecom S.A.	Brazil

Internet Group (Cayman) Limited	Cayman

BrT Serviços de Internet S.A.	Brazil

14 Brasil Telecom Celular S.A.	Brazil

Vant Telecomunicações S.A.	Brazil

MTH Ventures do Brasil Ltda.	Brazil

Brasil Telecom Cabos Submarinos Ltda.	Brazil

Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.	Bermuda

Brasil Telecom of America Inc.	United States

Brasil Telecom de Venezuela S.A.	Venezuela

Freelance S.A.	Brazil

Internet Group do Brasil S.A.	Brazil

Brasil Telecom Comunicação Multimidia Ltda.	Brazil

Santa Bárbara dos Pinhais S.A.	Brazil